UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated March 2, 2009
Commission file number 001-15254
ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  N/A

The following documents are being submitted herewith:
•	Press Release dated February 17, 2009.

•	Press Release dated February 20, 2009.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: March 2, 2009	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE
Enbridge to present at the CIBC World Markets Conference
CALGARY, Alberta, February 17, 2009 – Patrick D. Daniel, President & CEO, will be presenting at the CIBC World Markets 2009 Whistler Institutional Investor Conference on Friday, February 20, 2009 at 11:10 am PST.
To listen to the audiocast and view the presentation, please visit the Presentations and Calendar page of the Enbridge Inc. website: http://www.enbridge.com/investor/presentations-calendar.php
When used at the conference, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.
For further information, contact:
Vern Yu
Enbridge Investor Relations
(403) 231-3946
Email: vern.yu@enbridge.com

NEWS RELEASE
Enbridge Files 2008 Year End Disclosure Documents
CALGARY, ALBERTA February 20, 2009 – Enbridge Inc. (TSX: ENB) (NYSE: ENB) today confirmed the filing of its Annual Information Form, audited Consolidated Financial Statements and related Management’s Discussion and Analysis for the year ended December 31, 2008 with Canadian securities regulatory authorities. Enbridge has also filed its Form 40-F for the year ended December 31, 2008 with the United States Securities and Exchange Commission.
Copies of these documents are available electronically at www.sedar.com (Canadian filings) or www.sec.gov (U.S. filings), or the Company’s website at www.enbridge.com. Printed copies of the Consolidated Financial Statements and Management’s Discussion and Analysis are available free of charge on request by calling 1-800-481-2804 or writing the Company’s Investor Relations department at:
Enbridge Inc.
Investor Relations
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
Enbridge’s Notice of Annual Meeting and Management Information Circular are expected to be mailed to Enbridge common shareholders at the end of March. Enbridge’s Annual Meeting of Shareholders will be held at 1:30 p.m. Eastern Daylight Savings Time on Wednesday, May 6, 2008 at the Le Royal Meridien King Edward Hotel, Toronto, Ontario. A live webcast of the meeting will be available at www.enbridge.com; webcast details will be available on the company’s website closer to the meeting date.
About Enbridge
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.
Jennifer Varey
Media
(403) 508-6563
Toll free: (888) 992-0997
Email: jennifer.varey@enbridge.com
or
Enbridge Inc.
Vern Yu
Investment Community
(403) 231-3946
Email: vern.yu@enbridge.com
Website: www.enbridge.com